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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*


                               Cylink Corporation
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    232565101
                     ---------------------------------------
                                 (CUSIP Number)

                                    Ze'ev May
                                  Gilony & May
                   14 Spinoza Street, Tel Aviv, 64384, Israel
                                 972-3-522-1417
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 8, 1997
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 232565101


                                                              Page 1 of 26 Pages

CUSIP No. 232565101


1        NAME OF REPORTING PERSON

         Yossi Tulpan

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         N/A

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) |_|                    (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Israel


--------------------------------------------------------------------------------
NUMBER OF                    7         SOLE VOTING POWER
SHARES                                 814,436
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON

                             8         SHARED VOTING POWER
                                       -0-

                             9         SOLE DISPOSITIVE POWER
                                       -0-

                             10 SHARED DISPOSITIVE POWER 2,593,169 -- See footnote 1 to this cover page and see
                                       Item 5 of this Schedule 13D


--------------------------------------------------------------------------------


                                                              Page 2 of 26 Pages

CUSIP No. 232565101


--------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,593,169 shares -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
12                                                                    [ ]



--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      Approximately 9.06% -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       IN


--------------------------------------------------------------------------------
1/ Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any shares of Common Stock of Cylink Corporation (other than the shares of Common Stock with respect to which such reporting person has sole voting power), or that he is a member of a group with any other reporting person, for purposes of
         Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership, and membership in a group, is expressly disclaimed.




                                                              Page 3 of 26 Pages

CUSIP No. 232565101


1        NAME OF REPORTING PERSON

         Amos Fiat

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         N/A


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) |_|                    (b) |X|


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Israel


--------------------------------------------------------------------------------
NUMBER OF                    7         SOLE VOTING POWER
SHARES                                 814,436
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON

                             8         SHARED VOTING POWER
                                       -0-

                             9         SOLE DISPOSITIVE POWER
                                       -0-

                             10 SHARED DISPOSITIVE POWER 2,593,169 -- See footnote 1 to this cover page and see
                                       Item 5 of this Schedule 13D

--------------------------------------------------------------------------------



                                                              Page 4 of 26 Pages

CUSIP No. 232565101



--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,593,169 shares -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
12                                                                    [ ]



--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      Approximately 9.06% -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       IN


--------------------------------------------------------------------------------
1/ Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any shares of Common Stock of Cylink Corporation (other than the shares of Common Stock with respect to which such reporting person has sole voting power), or that he is a member of a group with any other reporting person, for purposes of
         Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership, and membership in a group, is expressly disclaimed.

--------------------------------------------------------------------------------



                                                              Page 5 of 26 Pages

CUSIP No. 232565101


1        NAME OF REPORTING PERSON

         Yossi Cohen

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         N/A


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) |_|                    (b) |X|


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Israel


--------------------------------------------------------------------------------
NUMBER OF                    7         SOLE VOTING POWER
SHARES                                 268,055
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON

                             8         SHARED VOTING POWER
                                       -0-

                             9         SOLE DISPOSITIVE POWER
                                       -0-

                             10 SHARED DISPOSITIVE POWER 2,593,169 -- See footnote 1 to this cover page and see
                                       Item 5 of this Schedule 13D

--------------------------------------------------------------------------------



                                                              Page 6 of 26 Pages

CUSIP No. 232565101



--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,593,169 shares -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
12                                                                    [ ]



--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      Approximately 9.06% -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       IN


--------------------------------------------------------------------------------
1/ Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any shares of Common Stock of Cylink Corporation (other than the shares of Common Stock with respect to which such reporting person has sole voting power), or that he is a member of a group with any other reporting person, for purposes of
         Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership, and membership in a group, is expressly disclaimed.


--------------------------------------------------------------------------------


                                                              Page 7 of 26 Pages

CUSIP No. 232565101


1        NAME OF REPORTING PERSON

         Koor Capital Markets

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         N/A


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) |_|                    (b) |X|


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Israel


--------------------------------------------------------------------------------
NUMBER OF                    7         SOLE VOTING POWER
SHARES                                 194,513
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON

                             8         SHARED VOTING POWER
                                       -0-

                             9         SOLE DISPOSITIVE POWER
                                       -0-

                             10 SHARED DISPOSITIVE POWER 2,593,169 -- See footnote 1 to this cover page and see
                                       Item 5 of this Schedule 13D

--------------------------------------------------------------------------------



                                                              Page 8 of 26 Pages

CUSIP No. 232565101



--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,593,169 shares -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
12                                                                    [ ]



--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      Approximately 9.06% -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       CO


--------------------------------------------------------------------------------
1/ Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares of Common Stock of Cylink Corporation (other than the shares of Common Stock with respect to which such reporting person has sole voting power), or that it is a member of a group with any other reporting person, for purposes of
         Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership, and membership in a group, is expressly disclaimed.



                                                              Page 9 of 26 Pages

CUSIP No. 232565101


1        NAME OF REPORTING PERSON

         Telrad Holdings Ltd.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         N/A


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) |_|                    (b) |X|


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Israel


--------------------------------------------------------------------------------
NUMBER OF                    7         SOLE VOTING POWER
SHARES                                 501,725
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON

                             8         SHARED VOTING POWER
                                       -0-

                             9         SOLE DISPOSITIVE POWER
                                       -0-

                             10 SHARED DISPOSITIVE POWER 2,593,169 -- See footnote 1 to this cover page and see
                                       Item 5 of this Schedule 13D

--------------------------------------------------------------------------------



                                                             Page 10 of 26 Pages

CUSIP No. 232565101



--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         2,593,169 shares -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
12                                                                    [ ]



--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      Approximately 9.06% -- See footnote 1 to this cover page and see Item 5 of this Schedule 13D



--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       CO


--------------------------------------------------------------------------------
1/ Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares of Common Stock of Cylink Corporation (other than the shares of Common Stock with respect to which such reporting person has sole voting power), or that it is a member of a group with any other reporting person, for purposes of
         Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership, and membership in a group, is expressly disclaimed.



                                                             Page 11 of 26 Pages

CUSIP No. 232565101

         This Schedule 13D is being filed in connection with the acquisition by A.R. Data Security Ltd., a limited liability company organized under the laws of the State of Israel ("ARDS"), of 2,593,169 shares of common stock, $.01 par value per share, of Cylink Corporation, a California corporation ("Cylink"). At the time at which ARDS acquired such shares of common stock of Cylink, ARDS was (and as of the date of the filing of this Schedule 13D, ARDS continues to be) undergoing a voluntary liquidation. As a result of the liquidation of ARDS, the shareholders of ARDS (rather than ARDS itself) have been vested with all rights with respect to the shares of common stock of Cylink acquired by ARDS (including the right to vote and the right to dispose of such shares), and ARDS has no rights with respect to any of such shares. Consequently, the shareholders of ARDS (rather than ARDS itself) are the reporting persons for purposes of this
Schedule 13D.

         As of September 7, 1997, ARDS and its wholly-owned subsidiary, Algart Holdings Ltd., a limited liability company organized under the laws of the State of Israel ("Holdings"), owned all of the outstanding ordinary shares of Algorithmic Research Ltd., a limited liability company organized under the laws of the State of Israel ("ARL"). Cylink, ARDS and ARL entered into a Stock Purchase Agreement dated as of September 7, 1997 (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein in its entirety by reference, pursuant to which ARDS transferred to Cylink, on September 8, 1997 (the "Closing Date"), all of the issued and outstanding ordinary shares of ARL held by ARDS, and all of the issued and outstanding ordinary shares of Holdings, in exchange for (i) $40,686,972 in cash, and (ii) a total of 2,593,169 newly issued shares of the common stock, $.01 par value per share, of Cylink. (The common stock, $.01 par value per share, of Cylink is referred to herein as "Cylink Common Stock," and the 2,593,169 shares of Cylink Common Stock issued pursuant to the Purchase Agreement are referred to herein as the "Transaction Shares.") In addition, in connection with the transactions consummated pursuant to the Purchase Agreement:

                  (a) Cylink,  ARDS,  Hambrecht & Quest LLC (the "Escrow Agent")
         and Adv.  Ze'ev May (the  "Seller's  Representative")  entered  into an
         Escrow Agreement dated as of September 8, 1997 (the "Escrow Agreement"), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein in its entirety by reference, pursuant to which 1,272,300 of the Transaction Shares (the "Escrow Shares") are being held in escrow by the Escrow Agent for the purpose of securing the indemnification obligations of ARDS under Article V of the Purchase Agreement;

                  (b) Cylink, ARDS and each of the shareholders of ARDS (the "Parent Shareholders") entered into a Seller's Agreement dated as of September 8, 1997 (the "Seller's Agreement"), a copy of which is attached hereto as Exhibit 99.3 and incorporated herein in its entirety by reference, containing certain restrictions and other provisions applicable to the disposition of the Transaction Shares; and

                  (c) The Parent Shareholders entered into an Internal Agreement dated as of September 7, 1997 (the "Internal Agreement"), an English translation of which is attached hereto as Exhibit 99.4 and incorporated herein in its entirety by reference, containing certain provisions relating to the disposition and voting of the Transaction Shares.

         Each summary of or reference to the Purchase Agreement, the Escrow Agreement, the Seller's Agreement or the Internal Agreement, or any provision thereof, contained in this Schedule 13D is qualified by reference to the copy (or translation) of such agreement attached as an exhibit hereto.

         Any information contained in this Schedule 13D as to any reporting person has been provided by such reporting person, and no reporting person is responsible for any information contained in this Schedule 13D as to any other reporting person.


                                                             Page 12 of 26 Pages

CUSIP No. 232565101

ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to the Cylink Common Stock. The principal executive offices of Cylink are located at 910 Hermosa Court, Sunnyvale, California 94086.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) The names of the people filing this Schedule 13D are: Yossi Tulpan, Amos Fiat, Yossi Cohen, Koor Capital Markets, a limited liability company organized under the laws of the State of Israel ("Koor"), and Telrad Holdings Ltd., a limited liability company organized under the laws of the State of Israel ("Telrad"). Yossi Tulpan, Amos Fiat and Yossi Cohen are referred to in this Schedule 13D as the "Individual Parent Shareholders."

         Koor is in the business of providing financial services and is engaged in underwriting, portfolio and provident fund management, foreign exchange and trading in futures.

         Telrad is in the business of investing in securities of private companies.

         (b) The business address of each of the Individual Parent Shareholders is c/o Algorithmic Research Ltd., 15 Gush Etzion Street, Givat Shmuel, Israel. The address of the principal office and principal business of Koor Capital Markets is 19 Rothschild Blvd., Tel Aviv 66881, Israel. The address of the principal office and principal business of Telrad Holdings Ltd. is 19 Rothschild Blvd., Tel Aviv 66881, Israel.

         (c) Each of the Individual Parent Shareholders is currently employed in a senior capacity at ARL. Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Koor's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. Set forth in Schedule II to this Schedule 13D is the name and present principal occupation or employment of each of Telrad's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the past five years: (i) none of the Parent Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) to Koor's knowledge, no person named in Schedule I to this
Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (iii) to Telrad's knowledge, no person named in Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years: (i) none of the Parent Shareholders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws; (ii) to Koor's knowledge, no person named in Schedule I to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws; and (iii) to Telrad's knowledge, no person named in Schedule II to this Schedule 13D was a party to a civil proceeding of a judicial or


                                                             Page 13 of 26 Pages

CUSIP No. 232565101

administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Individual Parent Shareholders and each of the directors and executive officers of Koor and Telrad named in Schedule I and
Schedule II to this Schedule 13D is a citizen of the State of Israel.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As stated above, in exchange for the Transaction Shares, ARDS transferred to Cylink pursuant to the Purchase Agreement, all of the issued and outstanding ordinary shares of ARL held by ARDS, and all of the issued and outstanding ordinary shares of Holdings.

ITEM 4.           PURPOSE OF TRANSACTION

         (a) Except as described below, the reporting persons have no current plans which relate to or might result in the acquisition or disposition by a reporting person of additional securities of Cylink.

         Subject to the applicable provisions of the Seller's Agreement and the Internal Agreement, based upon a reporting person's evaluation of a number of factors (including, among other factors, the business and prospects of Cylink, the economy in the United States and in Israel and general market conditions), such reporting person may from time to time purchase or sell securities of Cylink in the open market and otherwise. Pursuant to the terms of the Escrow Agreement, the Seller's Representative, on behalf of the Parent Shareholders, has the right to receive or direct the distribution of shares of Cylink Common Stock from escrow in the manner and under the circumstances described in the Escrow Agreement. It is contemplated that sales of Transaction Shares may be made from time to time in accordance with the provisions of the Escrow Agreement, the Seller's Agreement and the Internal Agreement.

         None of the reporting persons currently has any current plans or proposals which relate to or would result in any of the actions listed in paragraphs (b), (c), (e), (f), (g), (h), (i) or (j) of this Item 4.

         (d) Pursuant to (and subject to the provisions of) Section 4.9 of the Purchase Agreement, Cylink has agreed: (i) to afford one representative of the Parent Shareholders the right as a non-voting member of the Board of Directors of Cylink to attend meetings of Cylink's Board of Directors and to receive copies of materials distributed in connection with such Board meetings; and (ii) commencing as of Cylink's 1998 annual meeting of shareholders, to use reasonable efforts to cause a representative of the Parent Shareholders to be elected to Cylink's Board of Directors. The Internal Agreement contains provisions relating to the selection by the Parent Shareholders of such a representative.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) This Item 5 contains information relating to the number of Transaction Shares with respect to which each reporting person has or may be deemed to have sole or shared voting power and sole or shared dispositive power. For the reasons described below, each Parent Shareholder (i) may be deemed to have sole voting power with respect to the Transaction Shares referred to in the table below, and (ii) may be deemed to have shared dispositive power with respect to all of the Transaction Shares.



                                                             Page 14 of 26 Pages

CUSIP No. 232565101

         Each Parent Shareholder has sole voting power with respect to all Transaction Shares owned directly by such Parent Shareholder. In addition, for purposes of this Schedule 13D, each Parent Shareholder may be deemed to have sole voting power with respect to such Parent Shareholder's "Percentage Share" of the Escrow Shares because: (i) pursuant to the terms of the Escrow Agreement, the Seller's Representative has the right to direct the vote of the Escrow Shares, and (ii) pursuant to the terms of the Internal Agreement, each Parent Shareholder has the exclusive right to instruct the Seller's Representative as to how to vote such Parent Shareholder's "Percentage Share" of the Escrow Shares. The Percentage Share of each Parent Shareholder is as follows:

         Name of Parent Shareholder                    Percentage Share
         --------------------------                    ----------------

         Yossi Tulpan                                      31.407%

         Amos Fiat                                         31.407%

         Yossi Cohen                                       10.337%

         Koor Capital Markets                               7.501%

         Telrad Holdings Ltd.                              19.348%

         The Escrow Agreement, the Seller's Agreement and the Internal Agreement contain provisions relating to the disposition of Transaction Shares by the Parent Shareholders. Because the Seller's Agreement and the Internal Agreement might be deemed to give rise to an agreement by two or more Parent Shareholders to act together for the purpose of holding or disposing of the Transaction Shares, the Parent Shareholders may be deemed (i) to have formed a "group" (as contemplated by Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to the disposition of all of the Transaction Shares for purposes of this Schedule 13D, (ii) to have shared dispositive power over all of the Transaction Shares for purposes of this Schedule 13D, and (iii) to be the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of all of the Transaction Shares for purposes of this Schedule 13D.



                                                             Page 15 of 26 Pages

CUSIP No. 232565101


         The following table sets forth the number of Transaction Shares with respect to which each Parent Shareholder has or may be deemed to have sole or shared voting power and sole or shared dispositive power:


                              Sole              Shared                              Sole              Shared
                             Voting             Voting          Percent of       Dispositive         Dispositive       Percent of
         Name                 Power              Power           Class4/            Power              Power              Class
         ----               --------          ----------       ----------        -----------        --------------      -------
Yossi Tulpan1/                814,436              -0-                2.84%             -0-           2,593,169           9.06%

Amos Fiat2/                   814,436              -0-                2.84%             -0-           2,593,169           9.06%

Yossi Cohen3/                 268,055              -0-                0.93%             -0-           2,593,169           9.06%

Koor Capital                  194,513              -0-                0.68%             -0-           2,593,169           9.06%
Markets

Telrad                        501,725              -0-                1.75%             -0-           2,593,169           9.06%
Holdings Ltd.


----------------------------

1/   In addition to the shares referred to in this table, pursuant to an amendment to an employment agreement between Mr. Tulpan and
     ARL, Mr. Tulpan was or will be granted  options to purchase  50,000  shares of Cylink  Common  Stock.  Such options vest over a period of five years, beginning one year from the date of grant.

2/   In addition to the shares referred to in this table,  pursuant to an amendment to an employment  agreement between Mr. Fiat and
     ARL, Mr. Fiat was or will be granted options to purchase 50,000 shares of Cylink Common Stock.  Such options vest over a period of five years, beginning one year from the date of grant.

3/   In addition to the shares referred to in this table,  pursuant to an amendment to an employment agreement between Mr. Cohen and
     ARL, Mr. Cohen was or will be granted options to purchase 50,000 shares of Cylink Common Stock. Such options vest over a period of five years, beginning one year from the date of grant.

4/   Based on approximately  28,596,805 shares of Cylink Common Stock outstanding as of September 8, 1997 (including the Transaction
     Shares).

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that such reporting person is the beneficial owner of any shares of Common Stock of Cylink Corporation (other than the shares of Common Stock with respect to which such reporting person has sole voting power), or that such reporting person is a member of a group with any other reporting person, for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership, and membership in a group, is expressly disclaimed.



                                                             Page 16 of 26 Pages

CUSIP No. 232565101


         To Koor's knowledge, no shares of Cylink Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D. To Telrad's knowledge, no shares of Cylink Common Stock are beneficially owned by any of the persons named in Schedule II to this Schedule 13D.

         Except as set forth above: (a) no reporting person has affected any transaction in Cylink Common Stock during the past 60 days; (b) to Koor's knowledge, no person named in Schedule I to this Schedule 13D has affected any transaction in Cylink Common Stock during the past 60 days; and (c) to Telrad's knowledge, no person named in Schedule II to this Schedule 13D has affected any transaction in Cylink Common Stock during the past 60 days.

         Reference is made to the disclosure in Item 2 of this Schedule 13D regarding applicable information for the persons and entities who share dispositive power with respect to the Transaction Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other  than  as  described  above,  to  the  knowledge  of  the  Parent
Shareholders, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Cylink, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                                                             Page 17 of 26 Pages

CUSIP No. 232565101


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

-------------------------------------------------------------------------------------------------------------------------------
EXHIBIT NO.              DESCRIPTION
-------------------------------------------------------------------------------------------------------------------------------
99.1                     Stock Purchase Agreement dated as of September 7, 1997,
                         among Cylink  Corporation,  a  California  corporation,
                         A.R. Data Security  Ltd., a limited  liability  company
                         organized  under the laws of the State of  Israel,  and
                         Algorithmic  Research Ltd., a limited liability company
                         organized under the laws of the State of Israel
-------------------------------------------------------------------------------------------------------------------------------
99.2                     Escrow Agreement dated as of September 8, 1997, among Cylink Corporation, a California corporation,  A.R. Data Security Ltd., a limited liability company organized under the laws of the State of Israel, Adv. Ze'ev May, and
                         Hambrecht & Quist LLC
-------------------------------------------------------------------------------------------------------------------------------
99.3                     Seller's Agreement dated as of September 8, 1997, among Cylink
                         Corporation, a California corporation, A.R. Data Security Ltd., a limited liability company organized under the laws of the State of Israel, Yossi
                         Tulpan, Yossi Cohen, Amos Fiat, Koor Capital Markets and Telrad Holdings
                         Ltd.
-------------------------------------------------------------------------------------------------------------------------------
99.4                     Internal Agreement dated as of September 7, 1997, among Yossi Tulpan,
                         Amos Fiat, Yossi Cohen, Koor Capital Markets and Telrad Holdings Ltd.
                         (English translation of original document in Hebrew)
-------------------------------------------------------------------------------------------------------------------------------
99.5                     Joint Filing Statement
-------------------------------------------------------------------------------------------------------------------------------



                                                                                                                 Page 18 of 26 Pages

CUSIP No. 232565101


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 17, 1997


                                                  By:/s/ Yossi Tulpan
                                                     ---------------------------
                                                          Yossi Tulpan



                                                             Page 19 of 26 Pages

CUSIP No. 232565101


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 17, 1997


                                                  By:/s/ Amos Fiat
                                                     ---------------------------
                                                         Amos Fiat



                                                             Page 20 of 26 Pages

CUSIP No. 232565101


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 17, 1997


                                                  By:/s/ Yossi Cohen
                                                     ---------------------------
                                                         Yossi Cohen



                                                             Page 21 of 26 Pages

CUSIP No. 232565101


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 17, 1997                    Koor Capital Markets


                                             By:/s/ Itzhak Chalamish
                                                --------------------------------
                                                     Itzhak Chalamish, President


                                             By:/s/ Yair Na'aman
                                                --------------------------------
                                                     Yair Na'aman, Director




                                                             Page 22 of 26 Pages

CUSIP No. 232565101


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 17, 1997                         Telrad Holdings Ltd.


                                                  By:/s/ Oded Korithsoner
                                                     ---------------------------
                                                          Oded Korithsoner,
                                                          Managing Director






                                                             Page 23 of 26 Pages

CUSIP No. 232565101



                                                             SCHEDULE I

                                              EXECUTIVE OFFICERS AND DIRECTORS OF KOOR

----------------------------------------------------------------------------------------------------------------------------------
NAME                                        Principal Occupation                     ADDRESS OF BUSINESS OF PRINCIPAL
                                               or Employment                             OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------------------------------------
Oded Korithshoner                    Vice President Finance --            PO Box 50
                                     Telrad Ltd.                          Lod

----------------------------------------------------------------------------------------------------------------------------------
Eytan Sheshinksi                     Professor of Economics               Jerusalem University
                                     and Statistics --                    Jerusalem
                                     Jerusalem University
----------------------------------------------------------------------------------------------------------------------------------
Yehuda Milo                          Deputy President & CFO --            4 Kaufman Street
                                     Koor Industries                      Tel Aviv, Israel

----------------------------------------------------------------------------------------------------------------------------------
Yair Na'aman                         Head of Finance Division --          4 Kaufman Street
                                     Koor Industries                      Tel Aviv, Israel

----------------------------------------------------------------------------------------------------------------------------------
Itzhak Chalamish                     President -- Koor Capital            19 Rothschild Blvd.
                                     Markets                              Tel Aviv 66881, Israel

----------------------------------------------------------------------------------------------------------------------------------
Yossef Ben-Shalom                    Vice President & CFO                 29 Hamerkava
                                     Tadiran Ltd.                         Holon, Israel

----------------------------------------------------------------------------------------------------------------------------------
Yosi Bahir                           Head of Securities &                 35 Achad Ho'am Street
                                     Investment Division --               Tel Aviv, Israel
                                     The Maritime Bank of Israel Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Arieh Gans                           Vice President Corporate             4 Kaufman Street
                                     Controller --                        Tel Aviv, Israel
                                     Koor Industries
----------------------------------------------------------------------------------------------------------------------------------
David Levinson                       Managing Director & CEO --           35 Achad Ho'am Street
                                     The Maritime Bank of                 Tel Aviv, Israel
                                     Israel, Ltd.
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------



                                                             Page 24 of 26 Pages

CUSIP No. 232565101

                                                             SCHEDULE II

                                             EXECUTIVE OFFICERS AND DIRECTORS OF TELRAD

-----------------------------------------------------------------------------------------------------------------------------------
NAME                                        PRINCIPAL OCCUPATION                      ADDRESS OF BUSINESS OF PRINCIPAL
                                                OR EMPLOYMENT                             OCCUPATION OR EMPLOYMENT
-----------------------------------------------------------------------------------------------------------------------------------
Oded Korithshoner                   Vice President Finance --             19 Rothschild Blvd.
                                    Telrad Ltd.                           Tel Aviv, Israel
-----------------------------------------------------------------------------------------------------------------------------------
Itzak Chalamish                     President -- Koor Capital             19 Rothschild Blvd.
                                    Markets                               Tel Aviv, Israel
-----------------------------------------------------------------------------------------------------------------------------------
Moti Zvi                            Chairman -- Telrad                    19 Rothschild Blvd.
                                                                          Tel Aviv, Israel
-----------------------------------------------------------------------------------------------------------------------------------
Itzak Oritzki                                                             46 Wolfson
                                                                          Tel Aviv, Israel
-----------------------------------------------------------------------------------------------------------------------------------
Galia Albin                                                               39 Hazorea
                                                                          Kfar-Shmariha
-----------------------------------------------------------------------------------------------------------------------------------
Moshe Landao                                                              TMI, 18 Shimkin
                                                                          Haifa, Israel
-----------------------------------------------------------------------------------------------------------------------------------
Sami Katzav                                                               199 Haroeh
                                                                          Rumat Gan
-----------------------------------------------------------------------------------------------------------------------------------
Shimon Shalom                                                             13 Tfotzat Israel
                                                                          Givataim
------------------------------------------------------------------------------------------------------------------------------------




                                                             Page 25 of 26 Pages

CUSIP No. 232565101


                                                            EXHIBIT INDEX

-------------------------------------------------------------------------------------------------------------------------------
EXHIBIT NO.              DESCRIPTION
-------------------------------------------------------------------------------------------------------------------------------
99.1                     Stock Purchase Agreement dated as of September 7, 1997,
                         among Cylink  Corporation,  a  California  corporation,
                         A.R. Data Security  Ltd., a limited  liability  company
                         organized  under the laws of the State of  Israel,  and
                         Algorithmic  Research Ltd., a limited liability company
                         organized under the laws of the State of Israel
-------------------------------------------------------------------------------------------------------------------------------
99.2                     Escrow Agreement dated as of September 8, 1997, among Cylink Corporation, a California corporation,  A.R. Data Security Ltd., a limited liability company organized under the laws of the State of Israel, Adv. Ze'ev May, and
                         Hambrecht & Quist LLC
-------------------------------------------------------------------------------------------------------------------------------
99.3                     Seller's Agreement dated as of September 8, 1997, among Cylink
                         Corporation, a California corporation, A.R. Data Security Ltd., a limited liability company organized under the laws of the State of Israel, Yossi
                         Tulpan, Yossi Cohen, Amos Fiat, Koor Capital Markets and Telrad Holdings
                         Ltd.
-------------------------------------------------------------------------------------------------------------------------------
99.4                     Internal Agreement dated as of September 7, 1997, among Yossi Tulpan,
                         Amos Fiat, Yossi Cohen, Koor Capital Markets and Telrad Holdings Ltd.
                         (English translation of original document in Hebrew)
-------------------------------------------------------------------------------------------------------------------------------
99.5                     Joint Filing Statement
-------------------------------------------------------------------------------------------------------------------------------



                                                             Page 26 of 26 Pages